Results of Special Meeting of Shareholders (unaudited)

On May 22, 2015, a Special Meeting of Shareholders of Cornerstone Progressive Return Fund was held and the following matter was voted upon based on 16,593,689 shares of beneficial interest outstanding on April 10, 2015:

(1)	To approve a Merger Agreement and Plan of Reorganization (the “CFP Plan” or “CFP Merger Agreement”), whereby CFP will merge with and into Cornerstone Strategic Value Fund, Inc. (“CLM”) in accordance with the Maryland General Corporation Law and the Delaware Statutory Trust Act.

For	Withhold	Broker Non-Votes
8,607,901	496,509	138,905